
PROCESSING
RECEIVED
MAR - 1 2007
SECTION
199
D.C.


07006069

BD 3/29 AD

SECURITIES AND EXCHANGE COMMISSION
Washington

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 16566 ~~46801~~

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: A.R. Schmeidler & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 Fifth Avenue
(No. and Street)

New York, NY 10017-2416
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

~~Mr. Peter G. Kandel, Jr.~~ Treasurer 212-687-9800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

Two World Financial Center New York NY 10281
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter G. Kandel Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of as of A.R. Schmeidler & Co., (a wholly owned subsidiary of Hudson Valley Bank) (the "Company") for the year ended December 31, 2006 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: No exceptions



Signature Date



Notary Public

JOEL B. LIPSKY
Notary Public, State Of New York
No. 02LI4680074 Treasurer
Qualified in Westchester County
Commission Expires Jan. 31, 2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 1 5c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 1 5c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

* *For conditions of confidential treatment of certain portions of this filing, see section 240.1 7a-5(e)(3).*

A.R. SCHMEIDLER & CO., INC.
(a wholly-owned subsidiary of Hudson Valley Bank)
(SEC I.D. No. 8-46861)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2006
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *


PROCESSING
SEC MAIL
RECEIVED
MAR - 1 2007
SECTION
199
WASH., D.C.

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
A.R. Schmeidler & Co. Inc.
New York, NY

We have audited the accompanying statement of financial condition of A.R. Schmeidler & Co. Inc. (a wholly-owned subsidiary of Hudson Valley Bank) (the "Company") as of December 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2007

A. R. SCHMEIDLER & CO., INC.
(a wholly-owned subsidiary of Hudson Valley Bank)
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2006

ASSETS

Cash	$ 1,291,259
Receivable from brokers	134,179
Deposits with clearing brokers	100,000
Advisory fees receivable	36,975
Securities owned at fair value—U.S. treasury bills and Money Market Fund	2,062,329
Property and equipment, at cost, net of accumulated depreciation $ 398,720	76,969
Goodwill	8,756,445
Other intangibles	2,392,643
Other assets	300,775
TOTAL ASSETS	$ 15,151,574

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 315,191
Deferred taxes payable	11,236
Income taxes payable	135,615
Total liabilities	462,042
STOCKHOLDER'S EQUITY:	
Common stock, $0.01 par value—authorized, 100,000 shares; issued and outstanding, 20,000 shares	200
Additional paid-in-capital	12,209,396
Retained earnings	2,479,936
Total stockholder's equity	14,689,532
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 15,151,574

SEE NOTES TO STATEMENT OF FINANCIAL CONDITION

A. R. SCHMEIDLER & CO., INC.

(a wholly-owned subsidiary of Hudson Valley Bank)

NOTES TO STATEMENT OF FINANCIAL CONDITION AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2006

1. ORGANIZATION

A. R. Schmeidler & Co., Inc. (the "Company") was incorporated in New York State in 1971 and is a broker-dealer registered with the U.S. Securities and Exchange Commission.

On October 1, 2004, the stock of the Company was acquired by Hudson Valley Bank, (the "Parent") for an initial cost of $7,321,340. The purchase price in excess of fair value of net assets acquired has been allocated to goodwill and other intangibles. In accordance with the terms of the purchase agreement, the Parent may make additional performance-based payments over the five years subsequent to the acquisition. These additional payments are accounted for as additional purchase price, which increases the recorded goodwill (see Note 3).

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed by the Company in the preparation of its statement of financial condition:

Use of Estimates—The preparation of the statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of certain assets and liabilities and disclosure of contingent liabilities at the date of the statement of financial condition. Actual results could differ from those amounts.

Securities Transactions—The Company records all of its transactions on an accrual basis for reporting purposes; security purchases and sales are reported as of the trade date and dividend income on the ex-dividend date.

Security Valuation—Marketable securities are valued at fair value based upon the quoted market price for each security.

Depreciation—Depreciation is provided by both the straight-line and accelerated method over the estimated useful lives of three to seven years.

Goodwill and Other Intangible Assets—Goodwill is not subject to amortization. Identified intangible assets that have finite useful lives are amortized over those lives by a method which reflects the pattern in which the economic benefits of the intangible asset are used. All goodwill and identified intangible assets are subject to impairment testing on an annual basis, or more often if events or circumstances indicate that impairment may exist. If such testing indicates impairment in the values and/or the remaining amortization periods of the

intangible assets, adjustments are made to reflect such impairment. The Company's impairment evaluations as of December 31, 2006, did not indicate impairment of its goodwill or intangible assets.

Income Taxes—The Company is included in the consolidated federal return of its Parent. For financial reporting purposes, the Company determines its federal income tax provision on a separate company basis in accordance with an informal tax sharing agreement with the Parent. The Company files separate New York State and City tax returns.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to difference between the financial statement carrying amount of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

3. GOODWILL AND OTHER INTANGIBLES

In connection with the acquisition of the Company by its Parent in 2004, the Company recorded customer relationship and non-compete agreement intangible assets, which have amortization periods of 13 and 7 years, respectively. The Company also recorded goodwill, which may increase as the result of additional performance-based payments over the five-year period subsequent to the acquisition. The deferred tax effect of goodwill deductible for tax purposes only, has been reflected in the Company's statement of financial condition as a reduction of the balance of goodwill.

The components of intangible assets are as follows as of December 31, 2006:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer list	$2,470,000	$427,500	$2,042,500
Non-compete agreement	516,000	165,857	350,143
Total	$2,986,000	$593,357	$2,392,643

The Parent made additional performance based payments in accordance with the terms of the acquisition agreement of $3,016,433 during the year ended December 31, 2006. These payments are recorded as a non-cash contribution to additional paid-in-capital and an increase to goodwill.

The components of goodwill are as follows:

	Gross Carrying Amount	Adjustments for Deferred Taxes	Net Carrying Amount
Balance—January 1, 2006	$5,907,865	($151,525)	$5,756,340
Performance-based payment	3,016,433	-	3,016,433
Other Changes	156,258	(172,586)	(16,328)
Balance—December 31, 2006	$9,080,556	($324,111)	$8,756,445

4. INCOME TAXES

The tax effect of temporary differences given rise to the Company's deferred tax assets and liabilities are as follows:

Deferred Tax Asset/(Liabilities)

	Balance 12/31/06
Deferred tax assets:	
Non Compete	$17,829
Lease	54,524
Total deferred tax assets	72,353
Deferred tax liability-Customer list	(83,589)
Total deferred tax liability, net	$(11,236)
Deferred tax liabilities Goodwill	$(324,111)

A net deferred tax liability of $11,236 has been provided based on the temporary differences relative to the amortization of identified intangibles and lease payments. The deferred tax effects of goodwill deductible for tax purposes have been reflected in the Company's statement of financial condition as a reduction of goodwill of $324,111.

5. COMMITMENTS

In August 2006, the Company entered into a lease agreement for a new space. The lease is a 128 month lease expiring in May 2017. The lease contained an eight month rent holiday in 2006. The company accrued $118,236 of deferred rent as of December 31, 2006. The minimum lease payments are subject to increase in the landlord's operating expenses.

Future minimum rental commitments on a cash basis are payable for the years ended December 31, are as follows:

2007	$294,853
2008	515,810
2009	528,706
2010	541,923
2011	561,154
through 2017	3,390,423
Total Minimum Rental Commitments	$5,832,869

The minimum lease payments are subject to escalation payments. The tenant's minimum lease payments may be increased for the tenant's proportional share of tax increases against the land or building. The Company's new lease contains a one-time five-year renewal option. The Company has a security deposit in the amount of $10,621 for its expiring leased office space and additional deposit in the amount of $125,000 for it new lease.

6. CUSTOMER MANAGEMENT

The Company does not retain customer's cash and securities. All customer transactions are cleared through another broker-dealer on a fully disclosed basis. If customers' checks or securities are received, the Company's personnel immediately deliver these checks and securities to the clearing broker.

7. PROFIT SHARING PLAN

The Company has a profit sharing plan covering substantially all full-time employees.

8. FIXED ASSETS

The major classes of fixed assets as of December 31, 2006 were as follows:

	Cost	Accumulated Depreciation	Net of Accumulated Depreciation
Furniture & Equipment	$ 258,095	$ 232,411	$ 25,684
Computer Software	217,595	166,309	51,285
Total Fixed Assets	$ 475,690	$ 398,720	$ 76,969

9. CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various investment securities transactions in which counterparties primarily include broker-dealers and banks. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company has cash in banks which at times may exceed federally insured limits.

10. RELATED PARTY TRANSACTIONS

As of December 31, 2006, the Company had an outstanding payable for referral fees of $62,685 and overhead payable to the Parent of $76,000.

11. NET CAPITAL REQUIREMENT

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain minimum "net capital" as defined under such rule.

As of December 31, 2006, the Company's net capital was computed to be $1,993,740, exceeding its minimum requirements of $100,000 by $1,893,740. The ratio of aggregate indebtedness to the net capital was 0.23 to 1.

The Company is exempt from the provisions of Securities Exchange Act Rule 15c3-3 relating to the maintenance of customer reserve accounts and possession or control of

customer securities pursuant to paragraph (k)(2)(i), since the Company does not hold funds or securities of customers.

12. ACCOUNTING FOR UNCERTAINY IN INCOME TAXES

In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes- an interpretation of FASB Statement No. 109" ("FIN 48") clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for income Taxes". FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 will be adopted by the Company on January 1, 2007. Management is in the process of evaluating the impact of the adoption of this guidance on its financial condition.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 28, 2007

A.R. Schmeidler & Co. Inc.
555 Fifth Avenue 9th Floor
New York, NY, 10017

In planning and performing our audit of the financial statements of A.R. Schmeidler & Co. Inc. (a wholly-owned subsidiary of Hudson Valley Bank) (the "Company") as of and for the year ended December 31, 2006 (on which we issued our report dated February 28, 2007) in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the standards of the Public Company Accounting Oversight Board (United States) we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to

assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and

procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END